CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 June 14, 2017


VIA EDGAR CORRESPONDENCE FILING

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:     First Trust MLP and Energy Income Fund (the "Fund")
                        File Nos. 333-217581; 811-22738
             -----------------------------------------------------

Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of June 1, 2017. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

      1. ON THE COVER PAGE, IN INVESTMENT STRATEGY, THE DISCLOSURE STATES THAT "[T]HE FUND SEEKS TO PROVIDE ITS COMMON SHAREHOLDERS WITH A VEHICLE TO INVEST IN A PORTFOLIO OF CASH-GENERATING SECURITIES . . . [EMPHASIS ADDED]." PLEASE CLARIFY WHAT CASH-GENERATING SECURITIES ARE AND PLEASE ALSO CLARIFY HOW A PORTFOLIO CONSISTING OF THESE SECURITIES IS CONSISTENT WITH THE FUND'S OBJECTIVE TO PROVIDE ITS COMMON SHAREHOLDERS WITH TOTAL RETURN (AS TOTAL RETURN IS DEFINED IN THE PROSPECTUS SUMMARY ON PAGE 5).

      Response: Cash-generating securities are securities from which the Fund receives distributions in the form of cash. A portfolio consisting of such cash-generating securities is consistent with the Fund's total return objective, as total return (as defined in the Prospectus) "includes . . . all distributions received from[] securities in which the Fund invests." For example, as described throughout the Prospectus, the distribution component of the Fund's total return objective may be in the form of cash distributions from MLPs (which generally distribute all available cash flow in the form of quarterly distributions) or their affiliates, dividends from common stocks, interest from debt instruments and income from other investments of the Fund. The two components of total return (the other being capital appreciation) are not mutually exclusive in the types of investments in which the Fund principally invests, including MLPs. It should also be noted that the investment objective of the Fund, as set forth in


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the Prospectus, highlights the Fund's particular emphasis on current distributions, thus further demonstrating the compatibility of the Fund's investments in cash-generating securities with its objective.

      2. ON PAGE 5, IN THE FUND AND INVESTMENT OBJECTIVE, THERE IS A REFERENCE TO "OTHER REGISTERED FUNDS". PLEASE DISCLOSE THE TYPES OF FUNDS THIS DISCLOSURE REFERS TO.

      Response: The Fund does not invest in such "other registered funds" on a principal basis and, accordingly, the reference has been removed from the Prospectus and moved to the SAI.

      3. ON PAGE 9, IN INVESTMENT POLICIES, THE DISCLOSURE STATES THAT THE FUND MAY ENGAGE IN SHORT SALES. PLEASE CONFIRM TO US THAT ANY EXPENSES ASSOCIATED WITH SHORT SALES ARE INCLUDED IN THE LINE ITEM OTHER EXPENSES IN THE FUND'S FEE TABLE.

      Response: The Fund confirms that any expenses associated with short sales are included in the line item Other Expenses in the Fund's fee table.

      4. ALSO ON PAGE 9, THERE IS A REFERENCE TO THE FUND'S INVESTMENT IN NON-U.S. SECURITIES. IF THESE SECURITIES INCLUDE EMERGING MARKETS, PLEASE DISCLOSE THESE INVESTMENTS AND ALSO INCLUDE ASSOCIATED RISK DISCLOSURE AS APPROPRIATE.

      Response: The Fund does not invest in emerging market securities on a principal basis.

      5. ON PAGE 10, IN HEDGING AND STRATEGIC TRANSACTIONS, THE DISCLOSURE STATES THAT "THE FUND MAY, BUT IS NOT REQUIRED TO, USE VARIOUS HEDGING AND STRATEGIC TRANSACTIONS . . . [EMPHASIS ADDED]." IT IS UNCLEAR THROUGHOUT THE REGISTRATION STATEMENT WHAT TYPES OF TRANSACTIONS ARE INCLUDED WITHIN THE DEFINITION OF STRATEGIC TRANSACTIONS. DOES IT INCLUDE ALL DERIVATIVE TRANSACTIONS? PLEASE CLARIFY.

      Response: Pursuant to your request, the definition of "Strategic Transactions" has been revised as follows:

      The Fund may, but is not required to, use various hedging and strategic transactions to seek to reduce interest rate risks arising from any use of leverage, to facilitate portfolio management and to mitigate risks, including, without limitation, interest rate, currency and credit risks and equity security price risk. Collectively, these transactions referred to above are "Strategic Transactions" and include the use of derivative instruments such as those described below.

The remainder of the above referenced Hedging and Strategic Transactions section sets forth specifically the types of Strategic Transactions in which the Fund may engage on a principal basis, including (but not limited to) covered call options, interest rate swaps and currency forward contracts. The statement of additional information further describes the Strategic Transactions in which the Fund may engage on a non-principal basis.

      6. ON PAGE 11, IN HEDGING AND STRATEGIC TRANSACTIONS, THE DISCLOSURE STATES THAT THE FUND MAY USE CREDIT DEFAULT SWAPS. PLEASE CONFIRM TO US THAT IF THE FUND ACTS AS A SELLER OF CREDIT DEFAULT SWAPS, IT WILL COVER THE TRANSACTION TO THE FULL NOTIONAL VALUE.

      Response: The Fund confirms that, when it acts as a seller of credit default swaps, it will cover the full notional value of the reference obligation.

      7. ALSO ON PAGE 11, IN HEDGING AND STRATEGIC TRANSACTIONS, THE DISCLOSURE STATES THAT:

      THE NOTIONAL AMOUNT OF THE FUND'S INVESTMENTS IN [STRATEGIC TRANSACTIONS] THAT INCREASE OR DECREASE THE FUND'S EXPOSURE TO ENERGY SECTOR MLPS, ENERGY SECTOR AND ENERGY UTILITY MLP-RELATED ENTITIES AND OTHER ENERGY SECTOR AND ENERGY UTILITY COMPANIES, INCLUDING INVESTMENTS IN DERIVATIVES, IS COUNTED TOWARDS THE FUND'S POLICY TO INVEST, UNDER NORMAL MARKET CONDITIONS, 85% OF ITS MANAGED ASSETS IN EQUITY AND DEBT SECURITIES OF MLPS, MLP-RELATED ENTITIES AND OTHER ENERGY SECTOR AND ENERGY UTILITY COMPANIES [EMPHASIS ADDED].

PLEASE EXPLAIN TO US WHY THE FUND BELIEVES IT IS APPROPRIATE TO VALUE ITS DERIVATIVE INVESTMENTS AT NOTIONAL, RATHER THAN MARKET VALUE, FOR PURPOSES OF COMPLYING WITH ITS 85% POLICY. WE MAY HAVE FURTHER COMMENTS BASED ON YOUR RESPONSE.

      Response: The Fund has revised the above referenced disclosure to state that it will value the above referenced investments at market value for purposes of complying with its 85% policy.

      8. ON PAGE 23, IN CASH FLOW RISK, THE DISCLOSURE STATES THAT "[A] SUBSTANTIAL PORTION OF THE CASH FLOW RECEIVED BY THE FUND IS DERIVED FROM ITS INVESTMENT IN EQUITY SECURITIES OF MLPS [EMPHASIS ADDED]." WHAT IS "CASH FLOW" AS IT IS REFERRED TO HERE? PLEASE EXPLAIN IN THE DISCLOSURE.


      Response: The term "cash flow" as used in the above referenced disclosure refers to distributions received by the Fund in the form of cash (as further discussed in response to comment number 1 above). Pursuant to your request, the disclosure has been revised to clarify the meaning of the term.

      9. ON PAGE 34, THE FUND'S FEE TABLE APPEARS TO INCLUDE A TAX BENEFIT. THE IMPACT OF TAXES SHOULD NOT REDUCE THE TOTAL ANNUAL EXPENSES PRESENTED IN THE FEE TABLE. PLEASE UPDATE THE FEE TABLE INCLUDED IN THE PROSPECTUS.

      Response: The Summary of Fund Expenses section has been revised to include two separate fee tables, one including the impact of taxes and one excluding the impact of taxes.

      10. ON PAGE 37, IN THE FIRST PARAGRAPH OF THE FUND'S INVESTMENTS, INVESTMENT OBJECTIVE AND POLICIES, THE DISCLOSURE STATES "THE FUND BELIEVES A

PORTION OF THE DISTRIBUTIONS IT RECEIVES FROM MLP INVESTMENTS MAY BE TAX DEFERRED, THEREBY INCREASING CASH AVAILABLE FOR DISTRIBUTION BY THE FUND TO ITS COMMON SHAREHOLDERS." HOWEVER, ON PAGE 38, THE DISCLOSURE STATES THAT "ALTHOUGH CASH DISTRIBUTIONS IN EXCESS OF TAXABLE INCOME AND NET TAX LOSSES MAY CREATE A TEMPORARY ECONOMIC BENEFIT TO THE FUND, THEY WILL INCREASE THE AMOUNT OF GAIN (OR DECREASE THE AMOUNT OF LOSS) ON THE SALE OF AN INTEREST IN AN MLP [EMPHASIS ADDED]." AS THE TAX DEFERRAL ON DISTRIBUTIONS FROM MLP INVESTMENTS IS CONSIDERED ONLY A TEMPORARY ECONOMIC BENEFIT TO THE FUND, PLEASE CONSIDER WHETHER THE ABOVE DISCLOSURE FROM PAGE 37 MAY BE MISLEADING.

      Response: The above referenced disclosure in the first paragraph of The Fund's Investments, Investment Objective and Policies has been revised as follows:

      Due to the tax treatment under current law of cash distributions in excess of income made by MLPs to their investors (such as the Fund), the Fund believes a portion of the distributions it receives from MLP investments may be tax deferred thereby increasing cash available for current distribution by the Fund to its common shareholders but potentially increasing the Fund's future tax liability. See "Risks--MLP and Deferred Tax Risk."

      11. ON PAGE 43, IN OTHER EQUITY SECURITIES, THE DISCLOSURE STATES THE FUND MAY INVEST IN PREFERRED STOCK, WARRANTS AND DEPOSITORY RECEIPTS, AND LIMITED LIABILITY COMPANIES OR LIMITED PARTNERSHIPS (OTHER THAN MLPS). ALSO ON PAGE 43, IN DEBT SECURITIES, IT STATES THAT THE FUND MAY INVEST IN DEBT SECURITIES WITH VARIOUS TYPES OF INTEREST RATES AND RESET TERMS, INCLUDING ADJUSTABLE RATE, ZERO COUPON, CONTINGENT, DEFERRED, PAYMENT-IN-KIND AND AUCTION RATE FEATURES. IF THE SECURITIES DISCLOSED IN THESE SECTIONS ARE PRINCIPAL INVESTMENTS OF THE FUND, PLEASE DISCLOSE THEM IN THE PROSPECTUS SUMMARY AND INCLUDE ASSOCIATED RISK DISCLOSURE. IF NOT, PLEASE MOVE DISCLOSURE CONCERNING THESE SECURITIES TO THE SAI.

      Response: The Other Equity Securities section has been revised to reflect the types of such securities in which the Fund may invest on a principal basis and includes a cross-reference to the corresponding risk disclosure. The references to the other types of such securities in which the Fund does not anticipate investing on a principal basis have been moved to the SAI.

      The above referenced types of debt securities are not principal investments of the Fund and, accordingly, the corresponding disclosure has been moved to the SAI.

                             * * * * * * * *


      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By /s/ Walter Draney
                                                      -------------------------
                                                          Walter Draney


Enclosures